U.S. SECURITIES INTERNATIONAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2018

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM DD YY) AND ENDING 09/30/2018 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Securities International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Copps — 212-227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – if individual, state last, first, middle name)

260 Middle County Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Securities, International Corp., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary - Treasurer
Title

JOHN CAVALLO
Notary Public, State of New York
No O2CA 7775102
Qualified in New York County
Commission Expires Aug. 31, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. William Coppa
U. S. Securities International Corp.
New York, NY 10271

We have audited the accompanying balance sheet of U. S. Securities International Corp as of September 30, 2018, and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. Securities International Corp. as of September 30, 2018, and the results of its operations, and its cash flows for the year then ended, in conformity with the Public Company Accounting Oversight Board (United States).

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

U.S. Securities International Corp.
Page2

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information contained in the supplementary schedules on pages 11 and 12, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Company's auditor since 2012.

Very truly yours,



Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
November 28, 2018

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$ 68,028
Due From Broker	62,328
Securities	2,597,518
Advances to employees	351,529
	$ 3,079,403

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 90,422
	90,422

Stockholders' Equity:

Common Stock, $1.00 par value	
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	38
Voting, authorized 10,000 shares; issued and outstanding 6 shares	2
Retained Earnings	741,180
Accumulated other comprehensive income	2,247,761
	2,988,981
	$ 3,079,403

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2018

Revenue

Commissions	$ 507,953
Interest & Dividends	33,646
Gain on Sale of Securities	224,035
	765,634

Expenses

Compensation expense	286,183
Clearing and execution expense	144,784
Miscellaneous operating expense	136,655
Occupancy	82,345
Professional fees	31,075
Insurance	24,594
Communication and market data	5,128
Regulatory fees	4,188
	714,952

Net Profit before Provision for Income Taxes	50,682
Provision for income tax	-
Net Profit from operations	50,682
Other comprehensive loss	(462,699)
Net (Loss)	$ (412,017)

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2018

Cash Flows from Operating Activities:

Net Profit (loss)	$ (412,017)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (Increase) in operating assets	
Decrease in due from broker	8,042
(Increase) in advances to employees	(13,500)
(Decrease) in accrued expenses	(-)
Net cash (used in) operating activities	(417,475)

Cash Flows from Investing Activities:

Decrease in market value of securities	411,584
Net cash provided in investing activities	411,584
Net decrease in cash	(5,891)
Cash at beginning of year	73,919
Cash at end of year	$ 68,028

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2018

	Common Stock (non-Voting)	Common Stock (voting)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at October 1, 2017	$ 38	$ 2	$ 690,498	$ 2,710,460	$ 3,400,998
Net profit from operations	-	-	50,682		50,682
Other comprehensive income Unrealized loss in securities	-	-	-	(462,699)	(462,699)
Balance at September 30, 2018	$ 38	$ 2	$ 741,180	$ 2,247,761	$ 2,988,981

"See Accompanying Notes and Accountants' Report"

NOTE 1--Business and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company') was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE). The Company clears transactions on a fully disclosed basis and does not carry customer accounts. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's policy is to gross commissions deposited by adding a percentage of revenue. There are minimum fees not included resulting in increased commission income of approximately 26,000.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Other Comprehensive Income (loss)

The Company presents other comprehensive income in accordance with ASC Section 220, Comprehensive Income. This section requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of a statement of position. The Company reports its unrealized gains and losses on investments in securities, as other comprehensive income (loss) in its financial statements. The Company does not record deferred taxes on unrealized gains, which is a departure from GAAP. However, this departure does not affect net capital and is therefore considered immaterial.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

NOTE 1--(cont.)

Assets and liabilities measured at fair value

The Company uses the following hierarchy to prioritize the inputs used in measuring fair value in accordance with SFAS No. 157, Fair Value Measurements.

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted market prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued expenses are carried in the financial statements at amounts that approximate fair value at September 30, 2018 Investments were valued using Level 1 inputs.

NOTE 2-- Receivable from and Deposit with Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2018 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares.

NOTE 3- Investment in Marketable Securities

Investments are classified as available-for-sale according to the provisions of ASC Section, 320, Investments - Debt & Equity Securities. Accordingly, the investments in marketable securities are carried at fair value with unrealized gains and losses reported separately in other comprehensive income. Realized gains and losses are calculated using the original cost of those investments.

In June 2010, the Company received 80,000 shares of CBOE holding Corp. in place of its previously held membership exchange seat when the CBOE completed its initial public offering. The Company originally valued the CBOE membership exchange seat at $1 when it was received in 1974 from Fidelity Management and Research Company. The Company basis in the CBOE shares is similarly $1.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

NOTE 3- Investment in Marketable Securities (cont):

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2018 were as follows:

Investments in marketable securities, at cost	$ 196,768
Net unrealized gain	2,400,750
Investments in marketable securities, at market	$ 2,597,518

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of September 30, 2018 the Company had net capital of $1,929,646 which was $1,923,618 in excess of the minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.047 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments and Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 3 years commencing on December 1, 2016 and expiring on November 30, 2019. The lease requires monthly payments of $7,125 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2018, future minimum payments are as follows:

2019	$ 85,500
2020	14,250
	$ 99,750

Rent expense for the year ended September 30, 2018 under this lease, amounted to $82,345. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

NOTE 6 -- Related party transactions,

At September 30, 2018 the Company advanced funds $351,529 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2018 Such rental payments aggregated $18,000 and are included in operations.

NOTE 7-- Income Taxes

There is no provision for income tax for the year ended September 30, 2018. The Company has a net operating loss carryover that is greater than its income

The company no longer records deferred taxes. The company's policy is to distribute the gain on the sale of CBOE stock as executive pay and therefore never incurs taxable income on the gain. Additionally deferred taxes has no effect on the Net Capital Computation as deferred taxes is added back to tentative net capital.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2018, the Company incurred no corporate income taxes.

The company did pay minimum taxes to state and local governments, which are based on minimum and alternative tax rates

NOTE 9-Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2018, the Company contributed $ 42,640 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2017 through September 30, 2018.

<u>**U.S. SECURITIES INTERNATIONAL CORP.**</u>

<u>**NOTES TO FINANCIAL STATEMENTS**</u>

<u>**SEPTEMBER 30, 2018**</u>

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 12 — Subsequent Events

Management has evaluated all subsequent events through November 28, 2018 the date that these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP.

COMPUTATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2018

Computation of Net Capital:

Total Ownership Equity	$2,988,981
Less: non-allowable assets	351,529
Tentative net capital	2,637,452
Less: Haircuts on Securities	387,518
Less: Undue concentration on Securities	320,288
Net Capital	$1,929,646

Computation of Basic Net Capital Requirement

Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	$ 6,028
Minimum Dollar Net Capital	$ 5,000
Net Capital Requirement	$ 6,028
Net Capital	$ 1,929,646
Excess Net Capital	$ 1,923,618

Computation of Aggregate Indebtedness

Total Liabilities	$ 90,422
Non Aggregate Indebtedness Liabilities	-
	$ 90,422

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2018

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 1,924,758
Decrease in haircuts	2,643
Decrease in undue concentration	5,799
Decrease in equity due by a mark to market of securities	(3,554)
Net Capital per audited financials (see above)	$ 1,929,646

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

November 28, 2018

Mr. William Coppa
U.S. Securities International Corp.
New York, NY 10036

Dear Mr. Coppa:

We have reviewed management's statements, included in the accompanying Financial Report in which U.S. Securities International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: U.S. Securities International Corp. identified 15c-3-3(k)(2)(ii) and U.S. Securities International Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.



Selden, New York

U.S. SECURITIES, INT'L. CORP.

120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

(212) 227-0800

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE ACT OF 1934 RULE 17a-5

October 1, 2017 to September 30, 2018

November 28, 2018

Pursuant to the Securities and Exchange Act of 1934 rule 17a-5, we provide the following statement.

The company is a non-clearing, introducing broker. The company operates with a minimum net capital requirement of $5,000. The company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3 (k)(2)(ii). The company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2017 through September 30, 2018.

U.S. SECURITIES INTERNATIONAL CORP.



William Coppa,

Secretary-Treasurer

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

November 27, 2018

US Securities International Corp.
New York, New York

Gentlemen:

We have audited the financial statements of US Securities International Corp as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of September 30, 2018 and have issued a report thereon dated November 28, 2018. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of US Securities International Corp for the year ended September 30, 2018. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period October 1, 2017 to September 30, 2018, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, we noted that the Company deducted dividend income from gross revenue, and we believe that is not consistent with the applicable instructions. In addition there were differences in principal trading transactions in securities. Also the company's policy is to add a percentage of net revenue to record gross commissions. There are minimum fees that are not reflected, however they are offset in the computation of SIPC Net Operating revenue. The net General Assessment is $4.76 understated. In all other respects the amounts shown on Form SIPC-7 were determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of US Securities International Corp taken as a whole.

Very truly yours,



MICHAEL DAMSKY CPA, P.C.
Selden, New York

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18118 FINRA SEP
U S SECURITIES INTL CORP
120 BROADWAY STE 1017
NEW YORK NY 10271-1095

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
WM COPPA 212-227-08..

2. A. General Assessment (item 2e from page 2) $ 590.47

B. Less payment made with SIPC-6 filed (exclude interest) (23.88)
4/11/18
Date Paid

C. Less prior overpayment applied (135.90)

D. Assessment balance due or (overpayment) 430.69

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 430.69

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 430.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Securities Intl. Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 12th day of October, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __262,901__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   __251,266__

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

       Total additions   __514,167__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __88,011__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): DIVIDENDS   __32,507__

       (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   __120,518__

2d. SIPC Net Operating Revenues $__393,649__

2e. General Assessment @ .0015 $ __590.47__

                                      (to page 1, line 2.A.)